

SEC
SECURI

Mail Processing
Section

MAR 0 1 2019

Washington DC
416

‖‖‖‖‖‖‖‖‖‖‖
19008333

ANNUAL AUDITED ...
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-37486

REPORT FOR THE PERIOD BEGINNING 01/01/18 ____ AND ENDING 12/31/18 ____

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Thornton Farish Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3500 Eastern Boulevard, Suite 210

(No. and Street)

Montgomery   **AL**   **36116**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott W. Bamman (334) 270-8555

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett LLC

(Name – if individual, state last, first, middle name)

3815 Interstate Court   **Montgomery**   **AL**   **36109**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Scott W. Bamman _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornton Farish Inc. _____ , as of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Scott W. Bamman, President
_____
Title

_____
Rebecca B. Newman, Notary Public Exp. 11/22/20
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 

Warren Averett
CPAs AND ADVISORS

3815 Interstate Court
Montgomery, AL 36109
334.271.2200
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Thornton Farish Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thornton Farish Inc. as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Thornton Farish Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Thornton Farish Inc.'s management. Our responsibility is to express an opinion on Thornton Farish Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Thornton Farish Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information
Schedule I (Computation of Net Capital under Rule 15c3-1), Schedule II (Computation for Determination of Reserve Requirements Under Rule 15c3-3), and Schedule III (Information Relating to the Possession or Control Requirements under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Thornton Farish Inc.'s financial statements. The supplemental information is the responsibility of Thornton Farish Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I (Computation of Net Capital under Rule 15c3-1), Schedule II (Computation for Determination of Reserve Requirements Under Rule 15c3-3), and Schedule III (Information Relating to the Possession or Control Requirements under Rule 15c3-3) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as Thornton Farish Inc.'s auditor since 2001.
Montgomery, Alabama
February 27, 2019

THORNTON FARISH INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	66,234
Fees receivable		67,509
Deposits with clearing organizations		35,000
Money market funds		37,048
Investments in marketable securities		105,032
Stockholder receivables		254,748
Property and equipment (at depreciated cost)		5,934
Other assets		8,534
TOTAL ASSETS	$	580,039

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and other liabilities	$	3,815

STOCKHOLDERS' EQUITY

Common stock – $1 par value, 10,000 shares authorized and 1,500 shares issued and outstanding	1,500
Additional paid-in capital	509,552
Retained earnings	65,172
TOTAL STOCKHOLDERS' EQUITY	576,224

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	580,039

See notes to the financial statements.

THORNTON FARISH INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES

Investment banking	$ 1,638,808
Commissions	2,305
Other revenue	844
Total revenues	1,641,957

EXPENSES

Compensation and benefits	896,551
Communications	15,240
Depreciation	1,545
Dues, fees, and assessments	11,337
Occupancy costs	74,716
Other operating expenses	76,817
Promotional costs and issue expenses	113,089
Total expenses	1,189,295

NET INCOME	$ 452,662

See notes to the financial statements.

THORNTON FARISH INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE AT JANUARY 1, 2018	$ 1,500	$ 509,552	$ 100,760	$ 611,812
Net income	-	-	452,662	452,662
Dividend distributions	-	-	(488,250)	(488,250)
BALANCE AT DECEMBER 31, 2018	$ 1,500	$ 509,552	$ 65,172	$ 576,224

See notes to the financial statements.

THORNTON FARISH INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 452,662
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,545
Changes in assets and liabilities:	
Fees receivable	81,697
Stockholder receivables	(28,033)
Other assets	(3,652)
Accounts payable and other liabilities	(15,936)
Net cash provided by operating activities	488,283
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from the sale of securities	50,000
Purchase of furniture and fixtures	(4,269)
Purchase of marketable securities	(55,124)
Net cash used in investing activities	(9,393)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend distributions	(488,250)
NET DECREASE IN CASH	(9,360)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	75,594
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 66,234

See notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Thornton Farish Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), a municipal advisor registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of brokering securities, underwriting securities issues, and remarketing securities throughout the United States of America. The Company operates primarily in the municipal securities markets. The Company clears its trades through INTL FCStone Financial Inc.

Securities Transactions
Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis.

Investment Banking
Investment banking revenues include profits and fees arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting profits and fees are recognized on the closing date of the issue. Investment banking fees also include fees earned from providing financial advisory and remarketing services which are recognized when billed, generally on a quarterly basis.

Fees Receivable
Fees receivable in connection with remarketing contracts are recognized at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables, if any. If determined to be uncollectible, the receivable is written off against the allowance account. Based on historical activity with these agreements, management has determined that no allowance for doubtful accounts is necessary.

Intangible Assets
Intangible assets subject to amortization consist of computer software. These costs are amortized on a straight-line basis. There was no amortization expense for the year ended December 31, 2018 as the intangible assets have been fully amortized.

Property and Equipment
Major additions to property and equipment are capitalized at cost. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts and any gain or loss is reflected in income. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Effective January 1, 2009, the Company accounts for uncertainty in income taxes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required before being recognized in the financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As of December 31, 2018, the Company had no uncertain tax positions, or interest and penalties, which qualify for either recognition or disclosure in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2015.

Advertising

Advertising costs are expensed as incurred. There were no advertising expenses for the year ended December 31, 2018.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Fair Value of Financial Instruments

FASB ASC 825-10 requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Investment securities: Fair values of securities are usually based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The Company has no financial instruments that are held or issued for trading purposes.

Investments in Marketable Securities
The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories at the time of purchase and reevaluates such determinations at each statement of financial condition date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for-sale. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities.

Trading securities are reported at fair value, with unrealized gains and losses recognized in earnings. Available-for-sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders' equity. Held-to-maturity securities are recorded as either short-term or long-term on the statement of financial condition based on the contractual maturity date and are stated at amortized cost.

In the event the fair value of an investment declines below cost basis, management is required to determine if the decline in fair value is other-than-temporary. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and to the extent to which the fair value has been less than cost basis, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. If it is determined that an other-than-temporary decline exists in a marketable security, the Company writes down the investment to its fair market value and records the related write-down as an investment loss in its statement of income.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Use of Estimates in the Preparation of Financial Statements
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09 and in August 2015 issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606)*, a comprehensive new revenue recognition standard that superseded nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States of America (GAAP). The standard's core principal is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The Company adopted this ASU with no material impact on its financial statements.

In February 2016, the FASB issues ASU 2016-02, *Leases (Topic 842)*. The amendments in this ASU, affects all companies and other organizations that lease assets. This ASU will require organizations that lease assets, referred to as "leases", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The Company adopted this ASU on January 1, 2019 as required by public business entities. The impact was to record a right of use asset and corresponding lease liability of approximately $309,890. The SEC issued a no-action letter dated November 8, 2016 regarding the treatment of operating leases under SEC Rule 15c3-1 whereby broker dealers may treat the capitalized operating lease asset as allowable, under the net capital computation, to the extent of the related operating lease liability. Accordingly, adoption of ASU 2016-02 will have no material impact on the Company's reported Net Capital.

Subsequent Events
The Company has evaluated subsequent events through February 27, 2019 which is when the financial statements were issued. No subsequent events requiring disclosure were noted.

2. INVESTMENTS IN MARKETABLE SECURITIES

The Company has invested in a municipal bond that it plans to hold to maturity. The bond was purchased at a cost of $105,000 and had an approximate fair value of $105,000 as of December 31, 2018. The bond matures October 1, 2019. The fair value of the bond is based upon the closing price reported on the active market on which it is traded using a level 1 input.

3. PROPERTY AND EQUIPMENT

As of December 31, 2018, property and equipment consisted of the following:

Furniture and equipment at cost	$ 68,512
Less accumulated depreciation	(62,578)
Property and equipment at depreciated cost	$ 5,934

Depreciation expense totaled $1,545 for the year ended December 31, 2018.

4. FINANCING ARRANGEMENTS

As of December 31, 2018, the Company had a $25,000,000 credit facility available at Regions Bank to handle pre-sold bond issue closings. Each note bears interest at the bank's prime rate and is secured by the bonds creating each specific transaction and stockholder guarantees. As of December 31, 2018, there were no balances outstanding with respect to this credit facility.

As of December 31, 2018, the Company had a $2,000,000 credit facility available at Regions Bank to purchase bonds for resale. Each note bears interest at the bank's prime rate and is secured by the bonds purchased and stockholder guarantees. This note amount is determined using a loan to cost ratio of 90%. As of December 31, 2018, there were no balances outstanding with respect to this credit facility.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital and net capital requirements of $239,458 and $100,000, respectively, as of December 31, 2018. The Company's percentage of aggregate indebtedness to net capital was 1.59% as of December 31, 2018.

6. PROFIT-SHARING PLAN

The Company has a profit-sharing plan covering all salaried employees. Contributions to the plan are authorized by management at its discretion. The plan has received a favorable tax determination under the Internal Revenue Code. For the year ended December 31, 2018, the Company authorized a profit-sharing contribution of $56,096.

13

7. SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2018.

8. CONCENTRATIONS

At times, the Company's cash balances in banks may exceed federally insured limits. At December 31, 2018, the Company had no uninsured cash balances. The Company has not and does not expect to experience any loss regarding these cash accounts.

9. OPERATING LEASES

The Company leases its office facilities on a month to month basis at a base rent of $5,152. Rental expense for the year ended December 31, 2018, totaled $63,342.

The Company leases an automobile accounted for as an operating lease. Monthly rent through May 2021 is $609. Rental expense under this agreement for the year ended December 31, 2018 totaled $7,602.

The Company entered into a 38 month lease agreement for office equipment, during the year ended December 31, 2018. Monthly rent through December 31, 2021 is $336. Under the lease agreement, the first payment is not due until February 1, 2019.

Future minimum rental payments under this agreements are as follows:

	Office Equipment	Automobile
2019	$ 3,706	$ 7,308
2020	4,032	7,308
2021	4,032	3,045

10. RELATED PARTY TRANSACTIONS

The Company has receivables from certain stockholders. These receivables have no specific repayment terms and bear no interest. It is the intent of these stockholders to repay these receivables.

SUPPLEMENTAL INFORMATION

THORNTON FARISH INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Total qualified ownership equity		$	576,224
Other allowable credits	$ -	-	
Total capital and allowable subordinated liabilities			576,224
Nonallowable assets		336,367	
Total deductions and/or charges			336,367
Net capital before haircuts on securities positions			239,857
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):			
Trading and investment securities:			
Marketable securities		399	
Other securities		-	
Total haircuts			399
Net capital		$	239,458

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2018, as amended on February 1, 2019.

See accompanying report of the independent registered public accounting firm.

15

THORNTON FARISH INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Minimum net capital requirement	$	254
Minimum dollar net capital requirement of reporting broker	$	100,000
Greater of above amounts	$	100,000
Excess net capital	$	139,458
Excess net capital at 1,500%	$	119,458
Excess net capital at 1,000%	$	239,077

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

Total aggregate indebtedness	$	3,815
Percentage of aggregate indebtedness to net capital		1.59%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2018, as amended on February 1, 2019.

See accompanying report of the independent registered public accounting firm.

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

Number of items   NONE

Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

Number of items   NONE

See accompanying report of the independent registered public accounting firm.

THORNTON FARISH INC. EXEMPTION REPORT FOR CLAIMING AN EXEMPTION PURSUANT TO RULE 15C3-3

THORNTON FARISH INC.'S EXEMPTION REPORT

Thornton Farish Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii) (all customer transactions are cleared through another broker-dealer on a fully disclosed basis) and

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period from January 1, 2018 through December 31, 2018 without exception.

THORNTON FARISH INC.

I, Scott W. Bamman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Scott W. Bamman
President

February 27, 2019

18

 

Warren Averett
CPAs AND ADVISORS

3815 Interstate Court
Montgomery, AL 36109
334.271.2200
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Thornton Farish Inc.

We have reviewed management's statements, included in the accompanying Thornton Farish Inc. Exemption Report, in which (1) Thornton Farish Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Thornton Farish Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Thornton Farish Inc. stated that Thornton Farish Inc. met the identified exemption provisions for the period from January 1, 2018 through December 31, 2018 without exception. Thornton Farish Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thornton Farish Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Montgomery, Alabama
February 27, 2019

Thornton Farish Inc.

AGREED-UPON PROCEDURES REPORT
RELATED TO THE
SECURITIES INVESTOR
PROTECTION CORPORATION
ASSESSMENT RECONCILIATION

DECEMBER 31, 2018



 

Warren Averett
CPAs AND ADVISORS

3815 Interstate Court
Montgomery, AL 36109
334.271.2200
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO THE ENTITY'S SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENT RECONCILIATION

Board of Directors
Thornton Farish Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Thornton Farish Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Thornton Farish Inc. for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Thornton Farish Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Thornton Farish Inc.'s management is responsible for Thornton Farish Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with the respective cash disbursement records entries [*We agreed the December 31, 2018 Form SIPC-7 remitted payment of $1,158 to check #16776 and traced this payment as recorded to the assessments expense account 6700 in the general ledger system of Thornton Farish Inc. on January 23, 2019. We also agreed the Form SIPC-6 remitted payment of $1,214 to check #16598 and traced this payment as recorded to the assessments expense account 6700 in the general ledger system of Thornton Farish Inc. on July 12, 2018*], noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, (for Statement of Income (Loss) amounts that are presented on a quarterly basis on the Form X-17A-5, we aggregated the amounts for the periods presented for the period January 1, 2018 through March 31, 2018; April 1, 2018 through June 30, 2018; July 1, 2018 through September 30, 2018; and October 1, 2018 through December 31, 2018) as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported on Form SIPC-7 with the Company's general ledger, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers [*We agreed all adjustments to the trial balance noting clerical accuracy and recalculated the fee paid to the Securities Investor Protection Corporation*] supporting the adjustments, noting no differences.

5. Noted no overpayment existed based on the calculations described above and noted that Form SIPC-7 did not indicate any overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

Montgomery, Alabama
February 27, 2019